U.S. SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                Form 4

                         STATEMENT OF CHANGES IN
                          BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities
       Exchange Act of 1934, Section 17(a) of the Public Utility
              Holding Company Act of 1935 or Section 30(f)
                 of the Investment Company Act of 1940

1. Name and Address of Reporting Persons

    J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust
    999 Main Street, Suite 1300
    Boise, ID  83702

2. Issuer Name and Ticker or Trading Symbol

    Remington Oil and Gas Corporation (ROIL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4. Statement for Month/Year

    December 2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
(Check All Applicable)

     Director
  X  10% Owner
     Officer (give title below)
     Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable)

     Form filed by One Reporting Person
  X  Form filed by more than One Reporting Person

              TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                  DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)

    Common Stock

2. Transaction Date (Month/Day/Year)

    12/12/01

3. Transaction Code (Instr. 8)

    P

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
    Amount     (A) or (D)       Price

    11,000          A           $ 9.00
    11,000          A           $11.00

5. Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

    5,631,028

6. Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    D              1,000
    I          5,630,028

7. Nature of Indirect Beneficial Ownership (Instr. 4)

    2,785,028 shares are owned by JRS Properties III LP ("JRS Properties III"). The J.R. Simplot Self Declaration of Revocable Trust (the "Trust") is the manager of JRS Investments, L.L.C., which is sole holder of the 1% general partnership interest of JRS Properties III, L.P. The Trust holds the 99% limited partnership interest in JRS Properties III, L.P. Mr. Simplot, as trustee of the Trust, controls and has beneficial interest in the shares held by JRS Properties
    III.  The Trust owns directly 2,845,000 shares.

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               TABLE II - DERIVATIVE SECURITIES ACQUIRED,
                  DISPOSED OF, OR BENEFICIALLY OWNED
     (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)

    Warrants to purchase 22,000 shares of Common Stock

2. Conversion or Exercise Price of Derivative Security

      $ 9.00        11,000
      $11.00        11,000

3. Transaction Date (Month/Day/Year)

      12/12/01

4. Transaction Code (Instr. 8)

    X

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      (A)        (D)
                 22,000

6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable        Expiration Date

    Currently               12/31/01 (11,000 shares)
    Currently               12/31/03 (11,000 shares)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

    Title          Amount of Number of Shares

    Common Stock          22,000

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8. Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4)

     none

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)

     I

11. Nature of Indirect Beneficiary Ownership (Instr. 4)

     The 22,000 warrants to purchase shares of Common Stock are owned indirectly through an 11% limited partnership interest in S-Sixteen Limited Partnership which owns warrants to purchase 200,000 shares of Common Stock. The 11% limited partnership interest is owned by the Trust. Beneficial ownership is disclaimed because the Trust does not have power to vote or dispose of the warrants or shares held by S-Sixteen.

Explanation of Responses:

                                    Reporting Persons:

                                    J.R. Simplot Self Declaration
                                    of Revocable Trust

Date:  February 11, 2002                    /s/ J.R. Simplot
                                    By _____________________________
                                         J.R. Simplot, Trustee


Date:  February 11, 2002                    /s/ J.R. Simplot
                                    By
                                       _____________________________
                                         J.R. Simplot

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